Exhibit 99.1

Lam Research to Combine with KLA-Tencor, Creating a New Capability Paradigm to Serve a Transforming Semiconductor Industry

•	Creates a premier semiconductor equipment company with industry leading and complementary capabilities in wafer processing and process control

•	Helps customers extend Moore’s Law by delivering variability reduction at the atomic level

•	Company will serve ~ 42% of Wafer Fabrication Equipment (WFE) market immediately upon closing

•	Expect to realize $250 million in annualized cost synergies within 18-24 months of closing

•	Accretive to non-GAAP earnings and free cash flow per share during the first 12 months

FREMONT, Calif. and MILPITAS, Calif. – October 21, 2015 – Lam Research Corporation (Nasdaq: LRCX) (“Lam”) and KLA-Tencor Corporation (Nasdaq: KLAC) (“KLA-Tencor”) today announced that they have entered into a definitive agreement, unanimously approved by the boards of directors of both companies, for Lam Research to acquire all outstanding KLA-Tencor shares in a cash and stock transaction.

KLA-Tencor stockholders will be entitled to elect to receive for the shares of KLA-Tencor stock they hold the economic equivalent of $32.00 in cash and 0.5 of a share of Lam Research common stock, in all-cash, all-stock, or mixed consideration, subject to proration as more fully described in the merger agreement. The transaction values KLA-Tencor at approximately $67.02 per share, or $10.6 billion in equity value based on the closing stock price of Lam on October 20, 2015.

This combination will create unmatched capability in process and process control, delivering optimized results in partnership with its customers by reducing variability and accelerating yield, ultimately helping the semiconductor industry extend Moore’s Law and performance scaling generally.

The combined company will have approximately $8.7 billion in pro forma annual revenue1. The transaction is expected to be accretive to Lam’s non-GAAP earnings and free cash flow per share during the first 12 months post-closing. The combined company expects to realize $250 million in annualized cost synergies within 18 to 24 months of closing and anticipates generating approximately $600 million in incremental annual revenue by 2020 through improved differentiation of each company’s products and creation of new capabilities.

“The pairing of Lam Research and KLA-Tencor brings industry leadership in process and process control together, accelerating our capability to address our customers’ most difficult challenges as they scale to meet the market demands of lower power, higher performance, and smaller form factors,” said Martin Anstice, Lam’s president and chief executive officer. “Lam Research and KLA-Tencor’s shared commitment to collaboration and building strong customer trust, along with our respective track records of innovation, product leadership, and operational excellence, position us as a combined company to deliver the higher levels of technology differentiation and speed to solutions that are critical to our customers’ long-term success.”

[1]	Revenue includes, for both companies, calendar year 2015 actual results to date, plus the midpoint of December quarter revenue guidance, to reflect an estimated pro forma calendar year 2015 result.

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“I strongly believe that this transaction represents a great outcome for all of KLA-Tencor’s key stakeholders,” said Rick Wallace, president and chief executive officer of KLA-Tencor. “The combined company will be uniquely positioned to work collaboratively with our customers to help them meet the challenges of FinFET, multi-patterning and 3D NAND development. Given the complementary nature of the two companies’ product offerings and technologies as well as the lack of product overlap, the combination will create an industry leader with greater opportunities for our respective employees for professional development and growth. Lastly, this transaction will benefit our stockholders who will receive compelling upfront value, in addition to the opportunity to own a meaningful stake in an industry leader and participate in the upside potential created by the combination.”

Compelling Strategic and Financial Benefits

•	Creates Premier Semiconductor Capital Equipment Company: Strengthened platform for continued outperformance, combining Lam’s best-in-class capabilities in deposition, etch, and clean with KLA- Tencor’s leadership in inspection and metrology

•	Accelerates Innovation: Increased opportunity and capability to address customers’ escalating technical and economic challenges

•	Broadens Market Relevance: Comprehensive and complementary presence across market segments provides diversity, scale and value creating innovation opportunities

•	Significant Cost and Revenue Synergies: Approximately $250 million in expected annual on-going pre-tax cost synergies within 18-24 months of closing the transaction, and $600 million in annual revenue synergies by 2020

•	Accretive Transaction: Increased non-GAAP EPS and free cash flow per share during the first 12 months post-closing

•	Strong Cash Flow: Complementary memory and logic customer base, operational strength, and meaningful installed base revenues strengthen cash generation capability

Anstice concluded, “We have tremendous respect for the company KLA-Tencor employees have built over nearly 40 years — their culture, technology, and operating practices. I have no doubt that our combined values, focus on the customer, and complementary technologies will create a trusted leader in our industry, capable of creating significant opportunity for profitable growth and in turn delivering tremendous value to all of our stakeholders. This is the right time for the right combination in our industry.”

Transaction Terms and Approvals Required

Under the terms of the definitive agreement, Lam will acquire KLA-Tencor for approximately $5.0 billion in aggregate cash consideration and approximately 80 million shares of Lam common stock, valued at approximately $5.6 billion as of October 20th, 2015. KLA-Tencor stockholders are expected to own approximately 32% of the combined company on a pro forma basis.

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Each KLA-Tencor stockholder may elect to receive, for all shares of KLA-Tencor common stock they hold at the closing of the transaction, and on a per share basis, one of the following: mixed consideration, consisting of both (i) 0.5 of a share of Lam Research common stock and (ii) $32.00 in cash; all-stock consideration, consisting of a number of shares of Lam Research common stock equal to (i) 0.5 plus (ii) $32.00 divided by the volume weighted average price of Lam Research common stock over a five trading day period ending shortly before the closing of the transaction (“the five day VWAP”); or all-cash consideration, consisting of (i) $32.00 plus (ii) 0.5 times the five day VWAP. KLA-Tencor stockholders who do not make an election will be deemed to have elected the mixed consideration. All-cash and all-stock elections will be subject to proration in accordance with the terms of the merger agreement. The stock component of the consideration is expected to represent a tax-free exchange to KLA-Tencor stockholders.

Lam intends to fund the cash consideration for the transaction and repayment of KLA-Tencor’s currently outstanding term loan using approximately $1.9 billion of cash on hand from the combined companies and approximately $3.9 billion in debt financing. The company intends to provide a direct, unconditional guarantee of KLA-Tencor’s senior notes upon the closing. Lam has obtained commitment for $4.2 billion of bridge financing for the transaction from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC. Lam is committed to maintaining its investment grade rating. The transaction is not subject to financing.

The transaction is expected to close in mid-calendar year 2016, pending the receipt of customary regulatory approvals. In addition, the transaction is subject to customary closing conditions, including the adoption by KLA-Tencor’s stockholders of the merger agreement and the approval by Lam Research’s stockholders of the issuance of shares in the transaction. Given their complementary product lines and the significant industry benefits the transaction will enable, the companies believe that they will be able to obtain the requisite regulatory approvals on a timely basis.

Company, Management and Board of Directors

The combined company will use the name Lam Research Corporation and continue to trade on the Nasdaq Global Select MarketSM under the symbol LRCX.

Martin Anstice CEO will lead the combined company, and Lam Research and KLA-Tencor anticipate a combined company leadership team with strong representation from both companies across all functions. Steve Newberry, Lam Research’s Chairman, will continue in that role and two board members from KLA-Tencor will join the combined company board effective upon closing.

Both companies announced results for the quarters ended September 27, 2015, in the case of Lam Research, and September 30, 2015, in the case of KLA-Tencor, concurrent with the transaction announcement. The full details of such results can be found in a separate release from each company.

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Advisors

Goldman Sachs is acting as exclusive financial advisor to Lam Research and Jones Day is providing legal counsel. Qatalyst Partners is acting as financial advisor to KLA-Tencor, and Wilson Sonsini Goodrich & Rosati is providing legal counsel.

Conference Call and Webcast Details

The companies will hold a joint conference call today at 8:00 a.m. EDT (5:00 a.m. PDT) to discuss this announcement. The conference call can be joined by dialing 1-888-438-5453, Conference ID 4899617, within the U.S. and 1-719-325-2494, Conference ID 4899617, for all other locations. To access the webcast, visit the Investors section of Lam’s web site at http://www.lamresearch.com and click on the Calendar/Webcasts section to view the details. A webcast replay will be available on the Lam Research web site approximately three hours after the conference call concludes.

About Lam Research

Lam Research Corp. (Nasdaq: LRCX) is a trusted global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. Lam’s broad portfolio of market-leading deposition, etch, and clean solutions helps customers achieve success on the wafer by enabling device features that are 1,000 times smaller than a grain of sand, resulting in smaller, faster, more powerful, and more power-efficient chips. Through collaboration, continuous innovation, and delivering on commitments, Lam is transforming atomic-scale engineering and enabling its customers to shape the future of technology. Based in Fremont, Calif., Lam Research is a Nasdaq-100 Index® and S&P 500® company whose common stock trades on the Nasdaq Global Select MarketSM under the symbol LRCX. For more information, please visit http://www.lamresearch.com. (LRCX-F)

About KLA-Tencor

KLA-Tencor Corporation, a leading provider of process control and yield management solutions, partners with customers around the world to develop state-of-the-art inspection and metrology technologies. These technologies serve the semiconductor, LED, and other related nanoelectronics industries. With a portfolio of industry-standard products and a team of world-class engineers and scientists, the company has created superior solutions for its customers for nearly 40 years. Headquartered in Milpitas, Calif., KLA-Tencor has dedicated customer operations and service centers around the world. Additional information may be found at www.kla-tencor.com. (KLAC-F)

Forward Looking Statements

All statements included or incorporated by reference in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam’s and KLA-Tencor’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the

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combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in

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which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

Contacts

Lam Research Investor Relations

Satya Kumar

Phone: 510-572-3232

Email: Investor.Relations@lamresearch.com

Lam Research General Inquiries

Kyra Whitten

Phone: 510-572-5241

Email: Kyra.Whitten@lamresearch.com

Kerry Farrell

Phone: 510-572-3175

Email: Kerry.Farrell@lamresearch.com

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Lam Research Media Inquiries

Jeremy Jacobs

Phone: 212-371-5999

Email: JRJ@abmac.com

Lam Research Asia Inquiries

Hui-Yun Chen

Phone: +65 6347-6819

Email: Hui-Yun.Chen@lamresearch.com

KLA-Tencor General Inquiries

David Fisher

Phone: 408-875-0512

Email: Dave.Fisher@kla-tencor.com

KLA-Tencor Media Inquiries

Joe Hixson

Phone: 617-710-1749

Email: JRH@abmac.com

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